As filed with the Securities and Exchange Commission on June 16, 2021

FORM N-18F-1

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

The undersigned registered open-end investment company, JOHCM Funds Trust (the "Trust"), hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940 with respect to each series of the Trust, existing now or in the future, the shares of which are registered under the Securities Act of 1933. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston, the Commonwealth of Massachusetts, on the 16th day of June, 2021.

Attest:	JOHCM FUNDS TRUST
/s/ David Lebisky	By: /s/ Jonathan Weitz

Name: David Lebisky	Name: Jonathan Weitz
Title: Chief Compliance Officer	Title: President and Chief Executive
Officer